Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table presents our historical ratios of earnings to fixed charges for the periods indicated.
     The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Three Months ended March 31,	Year ended December 31,
(In thousands, except for ratios)	2010	2009	2008	2007	2006	2005
Fixed Charges
Interest and related amortization of borrowing costs	2,319	15,446	14,207	10,818	6,765	1,969

Estimate of the interest portion of rental expense	1,731	7,165	6,965	1,374	970	510

Fixed Charges	4,050	22,611	21,172	12,192	7,735	2,479
Earnings
(Loss) income from continuing operations before taxes	(23,906)	(84,160)	(319,495)	38,494	13,571	13,679
Less: Equity in (losses) earnings of unconsolidated entities	(214)	(1,148)	(13,311)	2,029	1,948	292
Plus: Distributions from unconsolidated entities	—	185	50	75	—	—
Non-controlling interest in subsidiaries with earnings and no fixed charges	(98)	(129)	(629)	(839)	(308)	—
Plus: Fixed charges	4,050	22,611	21,172	12,192	7,735	2,479

Earnings	(19,740)	(60,345)	(285,591)	47,893	19,050	15,866
Ratio of earnings to fixed charges(1)	—	—	—	3.9	2.5	6.4

The amount of coverage deficiency	23,790	82,956	306,763	—	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income before taxes, less non-controlling interest in subsidiaries with earnings and no fixed charges, less equity in earnings of 50% or less owned subsidiaries, plus distributions from 50% or less owned subsidiaries, plus total fixed charges. Fixed charges represent interest, borrowing costs and estimates of interest within rental expenses.